UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Nasdaq Market Value of Listed Securities Deficiency Letter

On January 22, 2026, K Wave Media Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the period from November 25, 2025 to January 20, 2026, the Market Value of Listed Securities (“MVLS”) for the Company was below the $50 million minimum MVLS requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Rule”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until July 21, 2026 (the “Compliance Period”), to regain compliance with the MVLS Rule. If at any time during the Compliance Period, the MVLS for the Company is at least $50 million for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and this matter will be closed.

In the event that the Company does not regain compliance with the MLVS Rule during the Compliance Period, Nasdaq will provide written notification that the Company’s securities will be subject to delisting. In the event of such notification, the Nasdaq rules permit the Company an opportunity to appeal Nasdaq’s determination. Alternatively, the Company may be eligible to transfer the listing of its securities to the Nasdaq Capital Market (the “Capital Market”), provided that the Company then satisfies the requirements for continued listing on the Capital Market.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with the MVLS Rule. Although the Company will use all reasonable efforts to achieve compliance with the MVLS Rule, there can be no assurance that the Company will be able to regain compliance with the MVLS Rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of the Company, dated January 23, 2026.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Receipt of Nasdaq Deficiency Letter, dated January 23, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: January 23, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

2